CIBT EDUCATION GROUP INC.

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CIBT Subsidiary Renews Exclusive Distribution License with AHLA-EI

June 16th 2008 Marketwire: CIBT Education Group Inc. (TSX.V: MBA; AMEX: MBA) is pleased to report that its subsidiary, Tourism Training Institute, has renewed an agreement with the American Hotel & Lodging Association Educational Institute (“AHLA-EI”) for exclusive material distribution and teaching rights within the People’s Republic of China.  All AHLA-EI programs will be taught through CIBT’s network of education institutions in China, which will maximize exposure for the programs and provide students with a high level of quality training in hospitality management.

Roy Kennington, President of the American Hotel & Lodging Educational Institute (“AHLA-EI”) comments, "China's hospitality industry is already the next boom in global tourism and the need for well trained service people for the industry will only be greater.  With CIBT's track record in China as an educator, and Tourism Training Institute, a specialist in hospitality management training, now being part of the CIBT family, we see tremendous value created to better support AHLA-EI and its program offerings in China.  CIBT's reputation and vast network of schools and centers brings better exposure for the AHLA brand and pushes the brand to further heights benefiting students, professionals and the general hospitality industry.  This is truly a win-win for both CIBT and AHLA-EI."

“We are excited about cooperating with AHLA-EI and expanding our market share for China's booming travel and tourism industry," commented Toby Chu, Vice Chairman and CEO of CIBT.  "As CIBT continues to expand its educational offerings to various sectors in order to fulfill the needs of China's massive work force, we are also establishing a list of vertical specialties in selected niches.  The travel and tourism sector is a selected niche that we plan on building while leveraging on TTI's 19 years of experience."

The American Hotel & Lodging Association is a globally recognized icon representing the lodging industry, including individual hotel property members, hotel companies, student and faculty members, and industry suppliers.  The AHLA-EI is the educational division of the American Hotel & Lodging Association.

About American Hotel & Lodging Association Educational Institute:

The Educational Institute (EI), one of the key member benefits of the American Hotel & Lodging Association, is the premier source for delivering quality hospitality education, training and professional certification that serves the needs of hospitality schools and industries worldwide.  EI extends it reputation around the globe to serve the needs of learning institutions and hotel organizations through more than 110 licensed EI affiliates in 60 countries. EI also has an official office located in India, and holds exclusive license agreements in 17 countries connecting EI's research and expertise to hospitality operations throughout Europe, Asia, the Middle East, Africa, and Latin America.  EI has been the leader in providing training solutions that address the specific needs of the hospitality industry. EI continues to maintain a cutting edge position in the delivery of training and education that is supported by industry leaders and experts worldwide.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 45 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

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